Exhibit 99.1

Harford Mutual Insurance Company Selects Sapiens’ North American P&C Insurance Platform

Platform’s configurability and insurer’s ability to achieve self-sufficiency key to decision

Holon, Israel and Bethlehem, Pennsylvania – October 08, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that another North American insurer, Maryland-based Harford Mutual Insurance Company, has selected the Sapiens North American Property and Casualty Insurance Platform. The Sapiens system’s configurability and Harford Mutual’s ability to achieve self-sufficiency were cited as key to the decision.

The Sapiens’ platform components that Harford Mutual will be implementing include: Policy, Rating, Work Manager, Product Designer, and Authority.

A key step in the evaluation and a contributing factor to Harford Mutual’s selection of Sapiens was an extensive proof of concept (POC) designed to address the insurer’s most difficult challenges, serving to fully test the flexibility and configurability of the Sapiens offering.

With Harford Mutual’s goal of selecting a robust policy administration system that its staff could learn to both maintain existing products and develop new ones, the Harford team worked side-by-side during the POC with the Sapien’s team to implement key deliverables of its Business Owners Policy product. Efforts included configuration of over 20 web pages and 12 different transactions, including: new business, endorsements, renewal, out of sequence processing, verification of rating algorithms, specific interfaces like address validation, geocoding, etc. The proof of concept proved to be a tremendous success with the decision made to complete work on the BOP product and to continue the rollout of all of Harford Mutual’s lines of business onto the Sapiens platform.

Commenting on the success of the POC and the choice to implement Sapiens, Tim Baum, CIO with Harford Mutual, said, “After the proof of concept effort, we are extremely confident in the capabilities of the Sapiens platform and are especially impressed with the configurability of the product suite. Sapiens really stood out in the market when we realized that with the Sapien’s product, our business analysts can configure nearly every aspect of our products without reliance on our internal developers or the Sapiens’ staff. That’s the true definition of configurable.”

Steve Linkous, Harford Mutual President and CEO, added, “We anticipate the Sapiens’ system will not only provide us with the operational efficiencies and self-sufficiency for our current business, but will also afford us a platform to support our planned growth with the ease of developing new products and quickly expanding our business to new states.”

“The proof of concept gave us the opportunity to help Harford Mutual fully understand the capabilities and flexibility of our platform, while also getting a head start on the knowledge transfer that is so critical to Harford meeting its self-sufficiency goals,” said John Pettit, head of Sapiens’ North American P&C Insurance Platform business unit. “Like so many forward-thinking insurers looking to enhance the operation with the effective application of new technology, Harford Mutual understood the importance of selecting a system that could adapt to their business needs rather than having to conform their operation to function within the confines of an inflexible system’s capabilities.”

A sampling of the power of the configuration capabilities and flexibility of the Sapiens platform include:

●	A configuration exercise that required five clicks and 45 seconds to complete by a Harford Mutual staff member would have required approximately four hours of work on the Company’s existing legacy system.

●	After just one hour of training, Harford Mutual staff were entering rating algorithms in product-ready formulas with to-the-penny accurate results compared to its legacy system.

●	90% of policy data from the legacy system was successfully converted in approximately seven days with minimized work-hours.

About Harford Mutual Insurance Company

Harford Mutual Insurance Company was founded in 1842 in Harford County, Maryland. It provides property and casualty insurance products and services to a regional market. Harford Mutuals efforts allow policyholders to conduct their business by utilizing the Company’s commercial insurance products with the knowledge that they are protected by a financially-strong and established insurer. The company strives for profitable growth through a commitment to individualized customer service and by providing the independent agent with a stable market for quality insurance products. For more information: www.harfordmutual.com.

About Sapiens

Sapiens International Corporation is a leading and global software provider for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com